NEWS RELEASE

Birch Mountain Receives Additional Funding

CALGARY, September 18, 2007 - Birch Mountain Resources Ltd. (the "Company" or "Birch Mountain") (BMD: TSX and AMEX) announces that it has received additional funding through a $4 million loan advance on its senior secured debt facility with Brookfield Bridge Lending Fund Inc. and has now drawn $12.5 million on the original $15.5 million facility. These funds will be used for Muskeg Valley Quarry operations and general and administrative costs. In addition to funding sources, the Company continues to pursue cost saving initiatives such as personnel restructuring, operating efficiencies and overhead reductions.

As of September 1, 2007, Hansine Ullberg has returned from maternity leave and rejoins the Company as VP Finance and CFO.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Joel Jarding, President & COO or Hansine Ullberg, VP Finance and CFO, Birch Mountain Resources Ltd. Tel: 403.262.1838 Fax: 403.263.9888 www.birchmountain.com or Steve Chizzik, Equity Communications
Tel: 908.688.9111

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com http://www.sedar.com and www.sec.gov http://www.sec.gov